

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Eduardo Bravo Fernandez de Araoz
Principal Executive Officer
Oculis Holding AG
Bahnhofstrasse 7
CH-6300
Zug, Switzerland

> **Re: Oculis Holding AG**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed January 6, 2023**
> **File No. 333-268201**

Dear Eduardo Bravo Fernandez de Araoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4

Material Swiss Tax Considerations, page 175

1. We note that the tax opinion filed as Exhibit 8.2 appears to be a short-form tax opinion. Please revise this section to clearly identify that the "Material Swiss Tax Considerations" disclosure is the opinion of counsel. Please also file a signed opinion.

Executive Officer and Director Compensation, page 268

2. Please revise your Executive Officer and Director Compensation section here and on page 292 to update compensation for the last full financial year.

      You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Ada Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Derek Dostal, Esq.